[LETTERHEAD]

September 25, 2008

Mr. Larry Spirgel
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Eagle Bend Holding Company. (the Company) Form SB-2 Registration Statement File Number: 333-148180

Dear Mr. Spirgel;

This is in response to your July 22, 2008 comment letter to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

The Offering, page 2

1. The footnote has been deleted.

Management’s Discussion and Analysis…page 11

2. The Company has provided the updated financials and associated disclosure.

Results of Operations, page 13

3. The Company has provided additional disclosure.

4. The Company has provided additional disclosure.

Proposed Milestones to Implement Business Operations,  page 15.

5. The Company has provided additional disclosure.

Ms. Michelle Anderson
September 25, 2008

Operations, page 16.

6. The Company has provided additional disclosure.

The Company has noted the comments by the Staff in the Closing Statements section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner